Pricing Supplement dated January 30, 2006 	Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and	File No. 333-113680
Prospectus Supplement dated April 2, 2004)

	TOYOTA MOTOR CREDIT CORPORATION

	Medium-Term Note, Series B - Floating Rate
           Consumer Price Index Linked Notes
________________________________________________________________________________

Principal Amount: $150,000,000          Trade Date: January 30, 2006
Issue Price: 100%                       Original Issue Date: February 2, 2006
                                        Net Proceeds to Issuer:  $150,000,000
Initial Interest Rate: 5.705%           Principal's Discount or Commission: 0.0%
Interest Payment Period: Monthly
Stated Maturity Date: February 5, 2016


________________________________________________________________________________

Calculation Agent: Deutsche Bank Trust Company Americas
Interest Calculation:
  [X] Regular Floating Rate Note 	      [ ] Floating Rate/Fixed Rate Note
  [ ] Inverse Floating Rate Note 		   (Fixed Rate Commencement
		(Fixed Interest Rate): 				 Date):
  [ ] Other Floating Rate Note 				(Fixed Interest Rate):
  Interest Rate Basis: [ ] CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
  [ ] Eleventh District Cost of Funds Rate 	[ ] Federal Funds Rate
  [ ] LIBOR 	[ ] Treasury Rate 	[X] Other (see attached)
		If LIBOR, Designated LIBOR Page: [ ] Reuters Page:
						[ ] Telerate Page:

Initial Interest Reset Date: March 5, 2006  Spread (+/-): See "Additional Terms
Interest Rate Reset Period: Monthly           of the Notes - Calculation of the
Interest Reset Dates: The 5th calendar      Interest Rate for the Notes"
  day of each month, commencing March 5,    Spread Multiplier: N/A
  2006, with no adjustment 		    Maximum Interest Rate: N/A
Interest Payment Dates: The 5th calendar    Minimum Interest Rate: 2.50% per
  day of each month, commencing March 5,         year for each Interest Period
  2006				            Index Maturity: N/A
Interest Determination Date: Each           Index Currency: U.S. dollars
  Interest Reset Date


Day Count Convention:
      [X]  30/360 for the period from February 2, 2006  to  February 5, 2016
      [ ]  Actual/365 for the period from			  to
      [ ]  Actual/Actual for the period from 			  to

Redemption:
      [ ]	The Notes cannot be redeemed prior to the Stated Maturity Date.
      [X]	The Notes may be redeemed prior to Stated Maturity Date.
                Initial Redemption Date: February 5, 2007
                Initial Redemption Percentage: 100%
                Annual Redemption Percentage Reduction: N/A

Repayment:
      [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
      [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
                Optional Repayment Date(s):
                Repayment Price:     %

Currency:
      Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
      Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount: See "Additional Terms of the Notes - Certain U.S. Tax Considerations"

Form:  [X] Book-entry            [ ] Certificated

CUSIP:  89233PWS1

Investing in the Notes involves a number of risks. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, see "Additional Terms of the Notes - Additional Risk Factors" below.

                                  ____________________

                                Deutsche Bank Securities


                            ADDITIONAL TERMS OF THE NOTES

Further Authorizations

In supplement to the $7,000,000,000 aggregate principal amount (or the equivalent thereof in one or more foreign or composite currencies) of its Medium-Term Notes which TMCC was authorized to offer as of April 2, 2004, TMCC has authorized the offer and issuance from time to time of an additional $6,000,000,000 aggregate principal amount of its Medium-Term Notes.

Redemption

The Notes are subject to redemption by TMCC, in whole, on the Initial Redemption Date stated above and on each Interest Payment Date thereafter subject to not less than 10 nor more than 60 days' prior notice.

Calculation of the Interest Rate for the Notes

The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes beginning on and after March 5, 2006, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:


                  [(CPIt-CPIt-12) / CPIt-12] + 2.25%
       Where:
          CPIt = Current Index Level of CPI (as defined below) and CPIt-12 = Index Level of CPI 12 months prior to CPIt

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement. The interest rate for the Notes during the period beginning
February 2, 2006 to but excluding March 5, 2006 will be the Initial Interest Rate, a fixed rate of 5.705% per annum.

CPIt for each Interest Reset Date is the CPI for the third calendar month prior to the calendar month in which such Interest Reset Date occurs, as published and reported, as described below, in the second calendar month prior to the calendar month in which such Interest Reset Date occurs or as otherwise determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including February 2, 2006 to but excluding March 5, 2006, CPIt will be the CPI for November 2005 and CPIt-12 will be the CPI for November 2004. The CPI for November 2005 was published by BLS (as defined below) and reported on Bloomberg Ticker CPURNSA in December 2005 and the CPI for November 2004 was published and reported in December 2004.

As used herein, "Interest Period" shall be each monthly period from and including the previous Interest Reset Date (except for the first Interest Period, which shall be from and including the Original Issue Date) to but excluding the next succeeding Interest Reset
Date (except for the last Interest Period, which shall be to but excluding the Stated Maturity Date).

If an Interest Payment Date falls on a day that is not a Business
Day, the payment of interest will be made on the next succeeding
Business Day, and no interest on such payment will accrue from the period from and after such Interest Payment Date.

Consumer Price Index

The amount of interest payable on the Notes on each Interest
Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg Ticker CPURNSA or any successor service, provided, that in certain circumstances the CPI may be determined otherwise by the U.S. Treasury or the Calculation Agent as described below. The BLS makes almost all Consumer Price Index data publicly available. This information may be accessed electronically on the BLS home page on the internet at http://www.bls.gov/cpi/. The CPI for a particular month is published during the following month.

According to publicly available information provided by the BLS, the CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average. For example, with respect to any date of measurement, an increase in a particular month is generally published by BLS during the last two weeks of the following month. From time to time, the base reference period is changed by the BLS, or "rebased," to a more recent base reference period.

The following table sets forth the CPI from January 1999 to December 2005, as published by the BLS and reported on Bloomberg Ticker CPURNSA:

Month	   2005	  2004	2003	2002	2001	2000	1999
-----	   -----  ----	----	----	----	----	----
January    190.7  185.2	181.7	177.1	175.1	168.8	164.3
February   191.8  186.2	183.1	177.8	175.8	169.8	164.5
March	   193.3  187.4	184.2	178.8	176.2	171.2	165.0
April	   194.6  188.0	183.8	179.8	176.9	171.3	166.2
May	   194.4  189.1	183.5	179.8	177.7	171.5	166.2
June	   194.5  189.7	183.7	179.9	178.0	172.4	166.2
July	   195.4  189.4	183.9	180.1	177.5	172.8	166.7
August	   196.4  189.5	184.6	180.7	177.5	172.8	167.1
September  198.8  189.9	185.2	181.0	178.3	173.7	167.9
October	   199.2  190.9	185.0	181.3	177.7	174.0	168.2
November   197.6  191.0	184.5	181.3	177.4	174.1	168.3
December   196.8  190.3	184.3	180.9	176.7	174.0	168.3

This historical data is presented for information purposes only. As stated in Risk Factors below, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.

Additional Provisions Relating to CPI

If the CPI is not reported on Bloomberg Ticker CPURNSA for a particular month by 3:00 PM on an Interest Determination Date, but has otherwise been published by the BLS, Deutsche Bank Trust Company Americas, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate, and such determination will be final and binding upon all Noteholders.

Except as otherwise described in this paragraph, if a previously reported CPI for a relevant month is revised by the BLS, the Calculation Agent will use the most recently available value of such CPI in calculating CPIt and CPIt-12 on the applicable Interest Determination Date. In contrast, if the CPI for a relevant month already has been used by the Calculation Agent in calculating CPIt and CPIt-12 on any Interest Determination Date (such CPI, an "Initial CPI"), the Calculation Agent will continue to use the Initial CPI, even if the CPI for such month has subsequently been revised by the BLS. In addition, if a previously reported CPI for a relevant month is revised by the BLS and such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent) the Calculation Agent shall in all cases use the revised CPI, even if such CPI already has been used by the Calculation Agent in calculating CPIt and CPIt-12.

The BLS occasionally rebases the CPI. If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published. If the old-based CPI is not published, the Calculation Agent will calculate inflation using the new-based CPI. The conversion to a new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.

If the CPI is discontinued or if, in the opinion of the BLS, as evidenced by a public release, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Notes by reference to a substitute index, in its sole discretion, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the CPI or is another methodology which is in accordance with general market practice at the time.
In doing this, the Calculation Agent may (but is not required to) determine the substitute index by selecting any substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries, as described at 62 Federal Register 846-847 (January 6, 1997). Determinations by the Calculation Agent in this regard will be final and binding upon all Noteholders.

Rounding

All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place
(one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554)
would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Minimum Denomination

 Each Note will be issued in a minimum denomination of $10,000 and in $1,000 increments thereafter.

Certain U.S. Tax Considerations

              The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding notes through any such entities.

               The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount (the "OID Regulations"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

              Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United
States Taxation" in the Prospectus Supplement.

              The U.S. federal income tax treatment of the Notes is not entirely clear. However, based on analogous authority under the OID Regulations, TMCC will treat the Notes as "variable rate debt instruments" that are not issued with original issue discount ("OID"). The Internal Revenue Service could, however, take the position that the Notes are Contingent Notes (as defined in the Prospectus Supplement) and are issued with OID. Investors should consult their own tax advisors regarding the tax consequences to them of holding Notes.

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary floating rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are also subject to other special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.


THE NOTES ARE TMCC SECURITIES AND ARE NOT OBLIGATIONS OF THE U.S.
GOVERNMENT
   The Notes are issued by TMCC and are subject to all of the risks of an investment therein. The Notes rank pari passu with all other unsecured and unsubordinated debt of TMCC. Although the Notes are based, with some modifications, on Treasury Inflation-Protection Securities issued by the U.S. Department of the Treasury, the Notes are not issued by, obligations of or guaranteed by the U.S. Government or any entity other than TMCC.



ON AND AFTER MARCH 5, 2006, THE INTEREST RATE ON THE NOTES MAY, IN SOME CASES, BE 2.50%.
   Interest payable on the Notes on and after March 5, 2006 is linked to changes in the level of the CPI during twelve-month measurement periods.
   If the CPI increases by 0.25% or less or decreases during a relevant measurement period, which is likely to occur when there is deflation or insufficient inflation, owners of the Notes may receive interest payments for the related Interest Period equal to the Minimum Interest Rate, which is 2.50%.



ON AND AFTER MARCH 5, 2006, THE INTEREST  RATE ON THE NOTES
MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR
FLOATING RATE DEBT SECURITIES ISSUED BY US.
   The interest rate on the Notes, if below the Initial
Interest Rate (including the Minimum Interest Rate), is below what we would currently expect to pay as of the date of this pricing supplement if we issued callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable in excess of the Minimum Interest Rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above.



THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.
   The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.
   Holders of the Notes will receive interest payments after March 5, 2006 that will be affected by changes in the CPI.
Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.



ON AND AFTER MARCH 5, 2006, THE INTEREST RATE IS BASED UPON THE CPI. THE CPI IS REPORTED BY THE BLS AND TMCC HAS NO CONTROL OVER ITS CALCULATIONS. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED. THESE FACTORS COULD AFFECT THE RETURN ON, AND VALUE OF, THE NOTES.
   The CPI is reported by the BLS, which is a governmental entity. For that reason, neither TMCC nor the Calculation Agent has any control over the determination, calculation or publication of the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future, and there can be no assurance that the BLS will not change the method by which it calculates the CPI.
   The BLS has made many technical and methodological changes to the CPI over the last 25 years and it is likely to continue to do so. Examples of recent methodological changes include:

*	The use of regression models to adjust for
the quality improvements in various goods
(televisions, personal computers, etc.).
*	The introduction of geometric averages to
account for consumer substitution within
consumer price index categories.
*	Changing the housing/shelter formula to
improve rental equivalence.

   If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index and methodology may be employed to calculate the interest payable on the Notes as described above.
   Changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes on and after March 5, 2006, and therefore the value of the Notes, may be significantly reduced.



BECAUSE THE FORMULA FOR CALCULATING INTEREST ON THE NOTES IS
BASED ON HISTORICAL CPI INFORMATION, INTEREST PAYMENTS WILL REFLECT A LAG RELATIVE TO CURRENT CPI INFORMATION.
   Because the calculation of interest on the Notes is based on the CPI for the third-preceding and fifteenth-preceding months, for each Interest Period, the interest will reflect a lag relative to the nominal inflation rate as of that Interest Payment Date. For the same reason, subsequently published CPI values may have an impact on the market price of the Notes, particularly during periods of rapid change in the CPI.




Plan of Distribution

	Under the terms of and subject to the conditions of an Appointment Agreement dated March 17, 2005 and an Appointment
Agreement Confirmation dated January 30, 2006 (collectively, the "Agreement") between TMCC and Deutsche Bank Securities Inc. ("Deutsche Bank"), Deutsche Bank, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. Deutsche Bank may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at a price equal to 100% of their principal amount.

              Under the terms and conditions of the Agreement, Deutsche Bank is committed to take and pay for all of the Notes offered hereby if any are taken.